Via Edgar

June 13, 2016

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Crispino, Staff Attorney
Mitchell Austin, Staff Attorney

Re:	MassRoots, Inc.
Registration Statement on Form S-1
Filed April 11, 2016
File No. 333-210672

Ladies and Gentlemen:

On behalf of MassRoots, Inc. (the “Company”), we are writing to respond to the comments dated May 2, 2016 from the staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form S-1 filed with the Commission on April 11, 2016 (the “Registration Statement”). The Company’s responses below correspond to the captions and numbers of those comments, which are reproduced below in italics. In response to your comments, the Company has amended the Registration Statement, as appropriate, and filed Amendment #1 to the Registration Statement with the Commission (“Amendment”). The Company filed Amendment #2 to the Registration Statement immediately following the filing of Amendment #1 to include the required interactive data files that had been inadvertently omitted from Amendment #1. Capitalized terms used in this letter but not otherwise defined herein have the meanings assigned to them in the Registration Statement.

Comment 1.	You appear to be registering the offer and sale of units consisting of one share of common stock in a fixed combination with a warrant to purchase a yet-to-be-determined number of shares of common stock. In this regard, it appears that the shares of common stock and warrants will only be offered together in this offering. Please revise your fee table and the coverage page of your prospectus to clarify that you are registering these units in addition to their component securities. In addition, file a revised legality opinion that includes an opinion with respect to the units. For guidance, consider Questions 240.05 of our Securities Act Rules Compliance and Disclosure Interpretations.

Response:	In response to your comment, the Company has revised the fee table, cover page and back page of the Prospectus to refer to units consisting of the component securities. In addition, we have filed a revised form of legal opinion that includes an opinion with respect to the common stock that forms a part of the units. Please see the fee table, cover page and back page of the Prospectus, as well as Exhibit 5.1 filed along with the Amendment.

June 13, 2016

Comment 2.	We note your disclosure on the prospectus cover page and in the prospectus summary that you have applied to the NASDAQ Capital Market to list your common stock under the symbol “MSRT.” We also note your risk factor on page 16 that assumes that you will be listed on the NASDAQ Capital Market. In your response letter, please tell us the status of your application listing. In the prospectus, clarify whether the listing of the common stock on the NASDAQ Capital Market is a condition to this offering.

Response:

The Company has received preliminary notification that its application to be listed on the NASDAQ Capital Market will not be approved in connection with this offering. After consultation with NASDAQ, the Company has withdrawn its application, but may reapply at a future date.  The Company will proceed with the offering, except that the offering will be a “best efforts” offering. In addition, the Company has determined not to proceed with the reverse stock split at this time. Accordingly, throughout the Registration Statement, the Company has revised, removed or updated, as appropriate, all references to the NASDAQ application, offering details, plan of distribution, as well as information relating to the proposed reverse stock split, in accordance with the above information.  Further, details regarding the status of the Company’s NASDAQ application have been added to the “Business” section of the Registration Statement, under the heading “Status of NASDAQ Application Withdrawal”, and, under the “Risk Factors” section of the Registration Statement, a risk factor has been added entitled “Due to our connection to the cannabis industry, there can be no assurance that our common stock will ever be approved for listing on a national securities exchange.”  Please see page 34 and pages 17-18 of the Amendment, respectively.

Comment 3.	Please file a revised legality opinion that opines on whether the warrants will be a binding obligation of the registrant under the law of the jurisdiction governing the warrant agreement. For guidance, consider Section II.B.1.f of our Staff Legal Bulletin No. 19.

Response:	In response to your comment, the Company has field a revised legal opinion which opines on whether the warrants will be a binding obligation of the Company under Delaware law. Please see Exhibit 5.1 filed along with the Amendment.

If you have any questions relating to any of the foregoing, please contact the undersigned at (212) 908-3958.

Respectfully,

 /s/ Peter J. Gennuso

Peter J. Gennuso

Copy to: Isaac Dietrich